PENNYFLY PUBLISHING LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
PennyFly Publishing LLC
Thousand Oaks, California

We have reviewed the accompanying financial statements of PennyFly Publishing LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 18, 2021

PennyFly Publishing LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 68,169	$ 59,393
Total current assets	**68,169**	**59,393**
Property and Equipment, net	9,697	8,000
Total assets	**$ 77,866**	**$ 67,393**
LIABILITIES AND MEMBERS' EQUITY		
Loan Payable	17,317	7,573
Total liabilities	**17,317**	**7,573**
MEMBERS' EQUITY		
Members' equity	60,549	59,820
Total members' equity	**60,549**	**59,820**
Total liabilities and members' equity	**$ 77,866**	**$ 67,393**

See accompanying notes to financial statements.

PENNYFLY PUBLISHING LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	61,262	$	144,094
Cost of sales		1,626		1,491
Gross profit		59,635		142,603
Operating expenses				
General and administrative		30,226		29,498
Total operating expenses		30,226		29,498
Operating income/(loss)		29,409		113,105
Interest expense		564		1,508
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		28,845		111,597
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**28,845**	**$**	**111,597**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	$ 3,451
Member contribution	11,228
Owners' draw	(66,455)
Net income/(loss)	111,597
Balance—December 31, 2019	$ 59,820
Member contribution	28,182
Owners' draw	(56,298)
Net income/(loss)	28,845
Balance—December 31, 2020	$ 60,549

See accompanying notes to financial statements.

PENNYFLY PUBLISHING LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	28,845	$	111,597
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,000		1,000
Net cash provided/(used) by operating activities		**29,845**		**112,597**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,697)		-
Net cash provided/(used) in investing activities		**(2,697)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		28,182		11,228
Owners' draw		(56,298)		(66,455)
Borrowing on loan		17,317		
Repayment of loan		(7,573)		(6,628)
Net cash provided/(used) by financing activities		**(18,372)**		**(61,855)**
Change in cash		8,776		50,741
Cash—beginning of year		59,393		8,652
Cash—end of year	**$**	**68,169**	**$**	**59,393**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	564	$	1,508
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

PennyFly Publishing LLC was formed on May 22, 2017 in the state of California. The financial statements of PennyFly Publishing LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Thousand Oaks, California.

PennyFly is a 21st century record label and entertainment company. PennyFly's simple 50/50 artist profit splits, flexible deal terms, and access to the exact same critical music industry channels that are typically exclusive to Majors (we are well connected in the music industry), allows us to offer everything that an artist expects from a major label deal, but with significantly greater profit and control over their career.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.
Revenue recognition, according to Topic 606, is determined using the following steps:
Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be

transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its ''Label for Hire" services which includes" :
- Management - Contract/Compensation Negotiations, Sync Licensing, Tour/Event Planning, Execution.
- Production - Producer & Songwriter Matching, Mixing & Mastering Engineers, Artist Development & Mentorship, Instrumentalists for any genre/style, Recording Studio Arrangements, Music Video Production
- Marketing & PR – social media and Digital Advertising, Radio Campaigns, Brand Development

Cost of sales

Costs of sales are the expenses associated with site Hosting costs, email, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 18, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 12,697	$ 10,000
Property and Equipment, at Cost	**12,697**	**10,000**
Accumulated depreciation	(3,000)	(2,000)
Property and Equipment, Net	**$ 9,697**	**$ 8,000**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,000 and $1,000 respectively.

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Tyler Prescott	91.0%
James Hopkins	7.0%
Drew Schweppe	2.0%
TOTAL	**100.0%**

5.   DEBT

During the years presented, the Company has entered into loan contracts. The details of the Company's loans and the terms are as follows:

Debt Instrument Name	Principal Amount	For the Year Ended December 2020			For the Year Ended December 2019		
		Interest Expense	Accrued Interest	Total Indebtedness	Interest Expense	Accrued Interest	Total Indebtedness
WF loan -repaid in full	$ 20,000	$ 564	$ 564	Repaid in full	$ 1,508	$ 1,508	$ 7,573
PPP loan -Forgiven in 2021	$ 17,317	$ 173	$ 173	$ 17,317			
Total		$ 564	$ 564	$ -	$ 1,508	$ 1,508	$ 7,573

6.   RELATED PARTY

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 18, 2021, the date the financial statements were available to be issued.

During 2020, the company entered into PPP loan agreement with Wells Fargo bank in the amount of $17,317. On April 26, 2021, the loan has been fully forgiven.

There have been no other events or transactions during this time which would have a material effect on these financial statements.